Writer’s Direct Dial: (212) 225-2746
E-Mail: boreilly@cgsh.com

December 8, 2008
VIA EDGAR CORRESPONDENCE AND FEDEX
Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington D.C. 20549-0303

Re:	Genelabs Technologies, Inc. Amendment No. 2 to Schedule TO-T filed December 3, 2008 by Gemstone Acquisition Corporation and GlaxoSmithKline plc File No. 5-42078

Dear Ms. Duru:
          On behalf of GlaxoSmithKline plc (“GSK”), SmithKline Beecham Corporation (“SKB”) and Gemstone Acquisition Corporation (“Purchaser”), we have set forth below a response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter to us dated December 4, 2008 with respect to the above-referenced filing.
          For your convenience, the text of the Staff’s comment is set forth below in italics followed by the response. GSK, SKB and Purchaser are concurrently filing Amendment No. 3 to the Schedule TO (“Amendment No. 3”) via EDGAR, four copies of which are enclosed herewith for your convenience. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Offer to Purchase unless otherwise indicated.

Mellissa Campbell Duru	Page 2	December 8, 2008
Schedule TO
          1. We note your response to prior comment 2 and reissue the comment. Your assertion that SmithKline Beecham Corporation has not been acting independently is not seemingly dispositive of whether SmithKline Beecham Corporation has been acting as a co-bidder given the nature and extent of its role in the tender offer. We note, for example, that the parties to the Agreement and Plan of Merger dated October 29, 2008 were SmithKline Beecham Corporation, Gemstone Acquisition Corporation and Genelabs Technologies, Inc. Similarly, SmithKline Beecham Corporation, Gemstone Acquisition Corporation and certain executive officers and directors of Genelabs Technologies, Inc. were parties to a Tender and Shareholder Support Agreement executed on October 29, 2008. Additionally, it would appear that SmithKline Beecham Corporation may be a co-bidder based on the actions that SmithKline Beecham Corporation could cause its subsidiary Gemstone Acquisition Corporation to take in order to effect the short-form merger and the potential $57 million that SmithKline Beecham could contribute to purchase shares tendered in the offer. Finally, your response has not provided an adequate assessment of why the information required pursuant to Instruction C of Schedule TO would not be material given SmithKline Beecham Corporation’s level of involvement in the offer. Please revise or advise.
          Revised disclosure has been included on the cover page, signature page and pages 2-7 of Amendment No. 3 to add SKB as a bidder in response to the Staff’s comment.
          If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me by telephone at (212) 225-2746 or by fax at (212) 225-3999.
Sincerely,
Benet O’Reilly
cc:     Carol G. Ashe